

March 11, 2025

Carl Spana
Chief Executive Officer
Palatin Technologies, Inc.
4B Cedar Brook Drive
Cranbury, NJ 08512

      Re: Palatin Technologies, Inc.
          Draft Registration Statement on Form S-1
          Submitted March 7, 2025
          CIK No. 0000911216

Dear Carl Spana:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Faith Charles, Esq.